                                                                       Exhibit 1

FOR RELEASE: IMMEDIATELY

FOR ADDITIONAL INFORMATION CONTACT:  THOMAS R. PILHOLSKI - 602.923.7200


                      EAGLE-PICHER HOLDINGS, INC. ANNOUNCES
               AUDITED RESULTS FOR FISCAL YEAR 2002 AND REAFFIRMS
                                OUTLOOK FOR 2003

         PHOENIX, ARIZONA, JANUARY 31, 2003 - Eagle-Picher Holdings, Inc. announces its audited Fiscal Year ("FY") 2002 financial results, which ended November 30, 2002, and reports net sales of $707.1 million, down $18.7 million, or 2.6%, from $725.8 million in FY 2001. These amounts include reclassifications, aggregating an increase of $25.9 million for FY 2002 and $33.3 million for FY 2001, to restate sales and cost of sales for transportation and tooling expenses billed to customers, which previously had been netted in the reported amounts. These reclassifications were made to conform our 2001 presentation to our 2002 presentation, and had no impact on our previously reported 2001 operating income, net income, or cash flows.

         We report operating income of $5.3 million, compared to FY 2001 operating income of $4.3 million, and a net loss of $(36.8) million in FY 2002, compared to a net loss in FY 2001 of $(54.0) million, including $(32.1) million relating to discontinued operations in FY 2001. Our net loss applicable to common shareholders after accretion of preferred stock is $(51.7) million in FY 2002, compared to a net loss applicable to common shareholders of $(67.3) million in FY 2001. In our press release, dated January 16, 2003, we reported preliminary estimated unaudited operating income of $22.0 million. The difference of $16.7 million between the preliminary estimated unaudited operating income of $22.0 million and actual reported operating income of $5.3 million is non-cash amortization of goodwill, and is due to the fact that we were not able to adopt FASB 142, Goodwill and Other Intangible Assets, in FY 2002 as we had expected. We have adopted this standard in the first quarter of FY 2003, December 1, 2002, and will not recognize any goodwill amortization expense in FY 2003. In addition, we have completed our initial impairment test required by this accounting standard and will not recognize an impairment charge related to the adoption of this accounting standard. If we were able to adopt this accounting standard in FY 2002, our reported operating income would have been consistent with the preliminary estimated unaudited operating income released in our January 16, 2003 press release.

         We also announce that our earnings before interest, taxes, depreciation and amortization ("EBITDA") for FY 2002 were $71.0 million. This compares to EBITDA of $68.5 million in FY 2001. Additionally, we announce EBITDA, determined under our senior secured credit facility ("Credit Agreement EBITDA"), of $96.7 million. This compares to Credit Agreement EBITDA of $87.1 million in FY 2001. FY 2002 Credit Agreement EBITDA excludes the following items:

         - $6.1 million in special legal expenses and settlement costs, primarily related to an arbitration with Isonics Corporation that has been settled.

         - $5.9 million of restructuring charges primarily to exit our Gallium-based specialty materials business in our Technologies Segment.

         - $3.1 million of insurance related losses, primarily due to a fire claim as described in Note G of our Form 10-Q for the quarter ended August 31, 2002.

         - $3.5 million for certain special management compensation expenses primarily related to a settlement with our former CEO, as well as severance for various former officers.

         - $6.5 million in charges related to former divested businesses, including the sale of our Precision Products business in our Technologies Segment during FY 2002 ($2.8 million loss) and various legal settlements and provisions related to divested business legal matters.

         -        Approximately $0.6 million of other charges.

         EBITDA and Credit Agreement EBITDA, as used herein, may not be comparable to similarly titled measures reported by other companies and should not be construed as an alternative to operating income or to cash flows from operating activities, as determined by accounting principles generally accepted in the United States of America, as a measure of our operating performance or liquidity, respectively. Funds depicted by EBITDA are not available for management's discretionary use to the extent they are required for debt service and other commitments.

         We also report net cash generated from operating activities in FY 2002 of approximately $81.0 million, including approximately $46.5 million provided from the securitization of accounts receivable, and uses of $6.6 million in investing activities and $69.6 million in financing activities.

         We also report the following as of November 30, 2002:

- Total indebtedness for borrowed money, including the net capital investment in our receivables securitization, of $420.2 million.

-        Cash on hand of $31.5 million.

-        Availability of $39.3 million under our various credit facilities.

         We were in compliance with all covenants under our various credit facilities as of November 30, 2002.

         We reaffirm our January 16, 2003 sales projection for FY 2003 to be in the range of $670 million - $700 million, compared to $707.1 million in FY 2002. The FY 2003 sales range is primarily attributed to the current uncertainty regarding industry forecasted Automotive builds for FY 2003. Also, the sales estimate for FY 2003 reflects the anticipated decrease in sales of approximately $20 million related to the phase-out of an automotive transmission pump program, as well as the anticipated sale of our Hillsdale U.K. Automotive operation, which had sales of approximately $13.9 million in FY 2002.

         We are projecting FY 2003 EBITDA to be in the range of approximately $99 million to $103 million and our Credit Agreement EBITDA to be approximately $102 million to $106 million. FY 2003 projected Credit Agreement EBITDA excludes approximately $3 million of non-cash provisions related to a recently adopted long term bonus program. Despite anticipated lower sales, we project EBITDA improvement in FY 2003 compared to FY 2002, due to cost reductions and productivity initiatives, and improved sales mix. On the basis of these projections, we believe we will be in compliance with all covenants under our various credit facilities in FY 2003.

         This news release contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995,
Section 21E of the Securities Exchange Act of 1934. Such forward-looking information involves risks and uncertainties that could cause actual results to differ materially from those expressed in any such forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to maintain existing relationships with customers, demand for our products, our ability to successfully implement productivity improvements and/or cost reduction initiatives; our ability to develop, market and sell new products, our ability to obtain raw materials, increased government regulation or changing regulatory policies resulting in higher costs and/or restricting output, increased price competition, currency fluctuations, general economic conditions, acquisitions and divestitures, technological developments and changes in the competitive environment in which we operate, as well as factors discussed in our filings with the U.S Securities and Exchange Commission.

         All of our operations are conducted through our wholly-owned subsidiary Eagle-Picher Industries, Inc. ("EPI") and its subsidiaries. EPI, founded in 1843, is a diversified manufacturer of industrial products for the automotive, defense, aerospace and other industrial markets worldwide.

                                   # # # # # #

January 31, 2003